SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....)
Abercrombie & Fitch
(Name of Issuer)
Ordinary
(Title of Class of Securities)
002896207
(CUSIP Number)
December 3, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  002896207
(1)Names of reporting persons.  Edinburgh Partners Limited

(2) Check the appropriate box if a member of a group (see instructions)
(a)
(b)
(3) SEC use only

(4) Citizenship or place of organization United Kingdom

Number of shares beneficially owned by each reporting person with:
(5)Sole voting power 3,220,242

(6)Shared voting power

(7)Sole dispositive power

(8)Shared dispositive power

(9)Aggregate amount beneficially owned by each reporting person 3,220,242

(10)Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)Percent of class represented by amount in Row 9  3.66%

(12)Type of reporting person (see instructions) OO





Item 1
(a)	Name of Issuer:
	Abercrombie & Fitch

(b)	Address of Issuer's Principal Executive Officer
	6301 Fitch Path
	New Albany
	OH 43054
	UNITED STATES

Item 2
(a)	Name of Person Filing:
	Edinburgh Partners Limited

(b)	Address or Principal Business Office
	12 Charlotte Square
	Edinburgh
	EH2 4DJ
	U.K.

(c )	Citizenship
	United Kingdom

(d)	Title of class of securities
	Common

(e)	CUSIP No
	002896207


Item 3
If this statement is filed pursuant to Rule 13(d)-1(b) or 13d-2(b) or (c), check whether the person filing is a:
a.	[ ] Broker or dealer registered under Section 15 of the Act.

b.	[ ] Bank as defined in Section 3(a)(6) of the Act.

c.	[ ] Insurance company as defined in Section 3(a)(19) of the Act.

d.	[ ] Investment company registered under Section 8 of the Investment
Company Act of 1940.

e.	[X] An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);

f.	[ ] An employee benefit plan or endowment fund

g.	[ ] A parent holding company or control person

h.	[ ] A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

i.	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4	Ownership
(a)	Amount beneficially owned
3,220,242

(b)	Percent of class
	3.66%

(c )	Number of shares
Sole voting power 3,220,242
Shared voting power
Sole dispositive power
Shared dispositive power

Item 5	Ownership of Five percent or Less of a Class
If this statement is being filed to report the fat that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5
percent of the class of securities, check the following	[ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Edinburgh Partners Limited undertakes portfolio management services on behalf of a number of clients and the shares are held in the nominee names of our clients. Currently we hold 5.04% of total shares in issue.

Item 7	Identification and Classification of the Subsidiary Which Acquired the
Security
Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8	Identification and Classification of Members of the Group
Not applicable

Item 9	Notice of Dissolution of Group
Not applicable

Item 10  Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated 		03/12/09

Signature

Name/Title	Elizabeth Ballantine
		Chief Compliance Officer